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                             March 13, 2023

       Shantanu Gaur
       Chief Executive Officer
       Allurion Technologies Holdings, Inc.
       11 Huron Drive
       Natick, MA 01760

                                                        Re: Allurion
Technologies Holdings, Inc.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted February
14, 2023
                                                            CIK No. 0001964979

       Dear Shantanu Gaur:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4, submitted February 14, 2023

       Question: What Are The Risks For Any Public Warrant Holders Post Business Combination?,
       page 21

   1. Revise this Question & Answer to quantify the value of warrants, based on recent trading prices, that may be
retained by redeeming stockholders assuming maximum redemptions and identify any
material resulting risks.
       Question: What Are The Material Differences, If Any, In The Terms And Price Of Securities
       Issued, page 23

   2. Please revise to disclose the approximate number of shares that the PIPE Investors will purchase at a discount
to the market price in the PIPE Investment.
 Shantanu Gaur
FirstName  LastNameShantanu  Gaur
Allurion Technologies Holdings, Inc.
Comapany
March      NameAllurion Technologies Holdings, Inc.
       13, 2023
March2 13, 2023 Page 2
Page
FirstName LastName
Questions & Answers About the Business Combination and Special Meeting, page 23

3. Revise to include a Question & Answer to disclose that under the terms of the Revenue
         Interest Financing Agreement, Allurion will be required to make additional payments within thirty days of December 31, 2027 in an amount equal to 100% of the Investment
         Amount less the aggregate amount of all of the payments by Allurion in respect of the revenue interests made to RTW prior to such date, if RTW has not received revenue interest payments equal to 100% of the Investment Amount by December 31, 2027. In
         your discussion, also describe the RTW Side Letter and Additional Revenue Interest
         Financing Agreement.
Question: What Are the U.S Federal Income Tax Consequences of the CPUH Merger?, page 24

4. We note your disclosure that it is intended that the CPUH Merger will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code and that holders of
         Compute Health Class A Common Stock or warrants will generally not recognize gain or loss upon the exchange of such securities for New Allurion Common Stock or warrants. As a result, it appears that tax consequences may be material to shareholders.
         Please revise your disclosures to identify tax counsel and file a related opinion or provide us with an analysis explaining why it is not necessary to do so. For guidance, refer to
         Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin 19 (October 14,
         2011).
We expect to incur losses for the foreseeable future, and our ability to achieve and maintain profitability depends on the commercial succes, page 66

5. Please revise the second paragraph by clarifying that your products have not been approved through the regulatory process yet in the United States. We do not expect that health care providers or patients will receive third-party reimbursement..., page 68

6. We note your risk factor indicating that inflation, the conflict in Ukraine, and COVID-19 could potentially impact demand for your products and, thus, your profit margins. Please update your risk factors if recent pressures have materially impacted your operations. In this regard, identify the types of economic pressures you are facing and how your business has been affected.
Sales of shares of New Allurion Common Stock following the completion of the Mergers may cause the market price, page 111

7. Revise to provide clear and quantified disclosure about the portion of the combined company's total outstanding shares that may be sold into the market following the
         Business Combination. Identify each set of investors that will have certain registration rights and specify the number of securities they will be able to sell pursuant to future resale registration statements that the combined company will be required to file.
 Shantanu Gaur
Allurion Technologies Holdings, Inc.
March 13, 2023
Page 3
         Highlight that certain investors may have an incentive to sell even if the trading price at that time is below Compute Health's IPO price.
Some of Compute Health's officers and directors may have conflicts of interest , page 112

8. We note the disclosure on page 260 that Compute Health's sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on its behalf and that there is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on Compute Health's behalf. Revise the risk factor to disclose the approximate out-of-pocket expenses subject to reimbursement in connection with this
         Business Combination and related transactions.
Pre-existing relationships between participants in the Business Combination and the related transactions or their affiliates, page 113

9. Revise to enhance your disclosure by describing the pre-existing relationships between the participants in the Business Combination and the related transactions or their affiliates.
In connection with the Business Combination, the Sponsor, or Compute Health's Initial
Stockholders, directors...officers...may elect, page 118

10. We note that in connection with the stockholder vote to approve the Business
         Combination, the Sponsor, directors, officers or their respective affiliates may privately negotiate transactions to purchase shares from stockholders and that the purpose of any such purchases of shares would be to vote such shares in favor of the Business
         Combination and thereby increase the likelihood of obtaining stockholder approval of the
         Business Combination. Please provide your analysis on how such purchases comply with
         Rule 14e-5. See Tender Offers and Schedules Compliance and Disclosure Interpretation
         Question 166.01.
Background to the Business Combination, page 149

11.    We note that the Compute Health management team "evaluated approximately
35
       potential business combination targets and entered into non-disclosure agreements with six potential targets" and then, subsequently, "entered into non-binding indications of interest with two potential business combination targets, including Allurion." Please
FirstName LastNameShantanu Gaur
       revise your disclosure to provide additional detail regarding the process of eliminating
Comapany    NameAllurion
       potential targets andTechnologies  Holdings, in
                             the factors considered  Inc.
                                                       the determination to
progress with certain
March potential
       13, 2023 targets.
                 Page 3
FirstName LastName
 Shantanu Gaur
FirstName  LastNameShantanu  Gaur
Allurion Technologies Holdings, Inc.
Comapany
March      NameAllurion Technologies Holdings, Inc.
       13, 2023
March4 13, 2023 Page 4
Page
FirstName LastName
12.      We note that Jean Nehme and Krishna Gupta had met prior to the October
2021
         discussions of Allurion as a potential target for Compute Health's initial business combination. Please revise to provide additional information regarding the relationship between Messrs. Nehme and Gupta prior to the initial engagement discussions and, to the extent necessary, update your disclosure elsewhere or add relevant risk factors to include such information.
13. We note that in early 2022, Allurion was engaged in discussions with another SPAC and, because of that, discussions with Compute Health temporarily ceased but then were re-
         initiated two months later. Please revise to disclose the reasons why on March 18, 2022,
         Dr. Gaur and Mr. Ishrak reengaged discussions regarding a potential business combination between Allurion and Compute Health.
14. On page 153, you state that the parties have faced challenges in securing financing commitments for the proposed business combination. Please provide additional detail regarding these challenges, the reasons for such challenges and how the parties have resolved them.
15. We note the disclosure that on April 11, 2022, Mr. Ishrak and a representative of
         Medtronic discussed potential collaboration opportunities between Medtronic and
         Allurion in connection with the potential business combination. Revise to clarify whether
         Mr. Ishrak introduced Medtronic to Allurion due to his pre-existing relationship with Medtronic.
16. We note disclosure that on November 15, 2022, the underwriter in the IPO waived any entitlement it may have to any deferred underwriting commissions in connection with the
         IPO, which amount is disclosed as approximately $30 million. Revise to describe the reasons why such commissions were waived and disclose whether consideration was exchanged for such waiver. Also include risk factor disclosure, as appropriate.
The Compute Health Board's Reasons for Approval of the Business Combination, page 160

17. We note, in your bullet point regarding Allurion's Superior Customer Experience and
         Growing Patient Base, that Allurion "anticipates that patients will conduct over 10 million
            weigh ins    by 2023." Please revise to provide context by
disclosing the number of
         "weigh ins" you have conducted to date and clarify the number of "weigh ins" you intend on conducting by completion of 2023 or remove.
18. We note, in your seventh bullet point on page 162, that "Allurion was valued on an implied enterprise value to 2023E revenue multiple of 3.6x" but that there were discussions regarding whether the enterprise value would be determined using 4.0x, 4.28x, and 5.0x. Please revise your disclosure to discuss how the parties reached agreement on the enterprise value for Allurion.
19. We note the disclosure that the directors of Compute Health reviewed and considered the conflicts of interest during the evaluation and negotiation of the Business Combination
 Shantanu Gaur
Allurion Technologies Holdings, Inc.
March 13, 2023
Page 5
         and concluded that the potentially disparate interests would be mitigated and that "the majority of these interests were disclosed in the prospectus for the IPO" and "all of these interests would be included in this proxy statement/prospectus." Revise to expand your disclosure to more fully describe the interests and discuss how Compute Health's Board considered those conflicts of interest in negotiating and recommending the business combination.
Certain Projected Financial Information, page 178

20. We note that you have provided projections of estimated total revenues, gross profit, and sales and marketing expenses for the years ended December 31, 2022, 2023 and 2024.
         Please revise your disclosure to provide more specific assumptions to enhance an investors understanding of the basis for your projections. We refer you to the
         Commissions guidance regarding projections provided in Item 10(b)(3) of Regulation S-
         K.
21. We note that you present projections of Adjusted EBITDA, Adjusted EBIT, and Free
         Cash Flow. Please revise to provide a clear definition of each non-GAAP measure, including how it was calculated, a description of the GAAP financial measure to which it is most closely related, and an explanation of why the non-GAAP financial measure was used instead of GAAP measure.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
Compute Health
Critical Accounting Policies
Offering Costs Associated With the Initial Public Offering , page 262

22. We note that the underwriter has waived any entitlement it may have to the deferred underwriting commissions and the deferred underwriting fee liability was reversed in the year ended December 31, 2022. As a result, the amount allocated to Public Warrants was recorded as a gain and the amount allocated to the Class A common stock was included in additional paid-in capital. Please explain to us the basis for your accounting treatment for the reversal.
Overview, page 265

23. We note that you "believe the VCS can potentially be a platform for optimal long-term
FirstName LastNameShantanu Gaur
       follow up after other medical and surgical weight loss interventions in the future." Please
Comapany    NameAllurion
       revise              Technologies
              your disclosure             Holdings,
                              to discuss any        Inc.
                                             material steps taken toward this
plan or state that
March there  havePage
       13, 2023   been5 none.
FirstName LastName
 Shantanu Gaur
FirstName  LastNameShantanu  Gaur
Allurion Technologies Holdings, Inc.
Comapany
March      NameAllurion Technologies Holdings, Inc.
       13, 2023
March6 13, 2023 Page 6
Page
FirstName LastName
Information about Allurion
Our Platform, page 268

24. You state that the Allurion Balloon is swallowed as a capsule under the guidance of a health care provider without surgery, endoscopy, or anesthesia and the placement takes approximately 15 minutes during an outpatient visit. Please clarify whether this time varies between outpatient offices.

Intellectual Property, page 276

25. We note that you own a number of patents and trademarks across multiple jurisdictions.
         Please revise to disclose the owned patents, type of patent protection, identification number, jurisdiction in which the protection is held, and patent expiration dates. Please also update your discussion to include the timeline of your specific trademarks, whether they are currently in active use, and whether they must be in continued use or will be maintained until a third-party challenge. In this regard, a tabular format may be useful.
Allurion Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-13

26. We note from your disclosure that you provide customers purchasing the Allurion Gastric
         Balloon with an implied license for access to your VCS software and that this implied software license was given to customers for no additional consideration and was not
         negotiated as part of the customer   s contracts. We also note that
you determined that the
         estimated standalone selling price of the implied license is immaterial to the total contract consideration and that you concluded that the VCS software is an immaterial promise and is not a separate performance obligation. In that regard, explain to us any additional services you must provide or obligations you have related to the implied license to the
         VCS software and how you applied the guidance in ASC 606-10-32 31 through 35.
Note 3. Revenue, page F-17

27. A significant percentage of your revenue is included in the table under all other countries.
         Please tell us how you considered the guidance in ASC 606-10-50 and 280-10-50-41 related to separately disclosing these countries.
Note 16. Subsequent Events
Proposed Merger, page F-35

28. We see that you entered into a revenue interest financing agreement with RTW, pursuant to which RTW agreed to pay you an aggregate of $40.0 million concurrent with the closing of the Business Combination, in exchange for the receipt of future revenue interest payments on all current and future products and digital solutions developed and to be
 Shantanu Gaur
Allurion Technologies Holdings, Inc.
March 13, 2023
Page 7
         developed by the company until 2030. Please revise to disclose all significant terms related to this financing agreement and explain to us how you will account for the agreement.
29. In this regard, please revise to disclose specific details of the RTW Side Letter and tell us your planned accounting treatment.
General

30. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
31. Please provide us with copies of the materials that your financial advisor prepared and shared with your board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board. We may have additional comments after we review those materials.
32.    Please disclose the sponsor and its affiliates    total potential
ownership interest in the
       combined
FirstName         company, assuming
            LastNameShantanu     Gaur exercise of all securities.
Comapany
33.         NameAllurion
       It appears           Technologies
                  that you will             Holdings,and
                                adopt an amended      Inc.restated charter.
Revise to include the form
March of
       13,amended
           2023 Pageand7 restated certificate of incorporation as an annex to your filing.
FirstName LastName
 Shantanu Gaur
FirstName  LastNameShantanu  Gaur
Allurion Technologies Holdings, Inc.
Comapany
March      NameAllurion Technologies Holdings, Inc.
       13, 2023
March8 13, 2023 Page 8
Page
FirstName LastName
       You may contact Julie Sherman at 202-551-3640 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:      Danielle Lauzon